CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Our Ref: 1340

Date: April 8, 2009

I, William E. Roscoe, Ph.D., P.Eng., do hereby consent to the public filing of the report titled "Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico" (the Technical Report), prepared for MAG Silver Corp. and dated April 8, 2009, and extracts from, or the summary of, the Technical Report in the press release of MAG Silver Corp. dated March 4, 2009 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) "William E. Roscoe"

William E. Roscoe, Ph.D., P.Eng.
Principal Consulting Geologist

Email: william.roscoe@scottwilson.com